FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of May, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X       Form 40-F
                              -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                              Yes         No   X
                                  -----      -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         The announcement on the resolutions passed at the Annual General Meeting of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on May 12, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     May 12, 2005


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                               [GRAPHIC OMITTED]
        (a Sino-foreign joint stock limited company incorporated in the
                         People's Republic of China)
                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT

                 RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

-------------------------------------------------------------------------------
This announcement sets out the resolutions passed at the AGM convened on 11th May 2005, and is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
-------------------------------------------------------------------------------

The Annual General Meeting ("AGM") of Huaneng Power International, Inc. (the "Company") was held at 9:00 a.m. on Wednesday, 11th May 2005 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China. Mr Wang Xiaosong, Vice Chairman of the Company, presided over the AGM as the chairman. The shareholders of the Company and their proxies, directors and supervisors of the Company attended the AGM.

There were a total of 12,055,383,440 shares of the Company as at the record date ("Record Date", i.e. 11th April 2005) entitled to attend the AGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 9,331,281,244 shares of the Company, representing 77.40% of the total shares of the Company, were present at the AGM. Holders of 395,398,107 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the meeting to attend and vote on their behalf. Holders of 319,729,800 H shares of the Company, through HSBC (Nominees) Hong Kong Limited, appointed the chairman of the meeting, as their proxy to attend and vote on their behalf.

Hong Kong Registrars Limited, the share registrar for the Company, jointly with Haiwen & Partners, the Company's PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the Board of Directors, the shareholders of the Company and their proxies present at the meeting resolved through voting by way of a poll to approve the following resolutions:

Ordinary Resolutions

1.    The working report from the Board of Directors of the Company for year
      2004.

      9,324,082,272 shares were voted in the affirmative and 44,400 shares were voted in the negative, representing 99.92% and 0.08%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

2. The working report from the Supervisory Committee of the Company for year 2004.

      9,324,058,272 shares were voted in the affirmative and 68,400 shares were voted in the negative, representing 99.92% and 0.08%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

3.    The audited financial statements of the Company for year 2004.

      9,323,369,122 shares were voted in the affirmative and 757,550 shares were voted in the negative, representing 99.92% and 0.08%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

4.    The profit distribution plan of the Company for year 2004.

      9,331,116,244 shares were voted in the affirmative and 149,000 shares were voted in the negative, representing 99.998% and 0.002%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

5. The proposal regarding the appointment of PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditor of the Company and PricewaterhouseCoopers as the Company's international auditor for 2005 with a total remuneration of US$2.01 million.

      9,330,253,414 shares were voted in the affirmative and 1,011,830 shares were voted in the negative, representing 99.99% and 0.01%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

6.    Proposal regarding the change of the session of Board of Directors:-

      6.1 appointment of Mr. Li Xiaopeng as the Company's director.

            9,325,137,619 shares were voted in the affirmative and 4,873,025 shares were voted in the negative, representing 99.93% and 0.07%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.2   appointment of Mr. Huang Yongda as the Company's director.

            9,325,137,619 shares were voted in the affirmative and 4,873,025 shares were voted in the negative, representing 99.93% and 0.07%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.3   appointment of Mr. Wang Xiaosong as the Company's director.

            9,325,137,619 shares were voted in the affirmative and 4,873,025 shares were voted in the negative, representing 99.82% and 0.18%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.4   appointment of Mr. Na Xizhi as the Company's director.

            9,325,121,619 shares were voted in the affirmative and 4,889,025 shares were voted in the negative, representing 99.93% and 0.07%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.5   appointment of Mr. Huang Long as the Company's director.

            9,325,121,619 shares were voted in the affirmative and 4,889,025 shares were voted in the negative, representing 99.93% and 0.07%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.6   appointment of Mr. Wu Dawei as the Company's director.

            9,325,137,619 shares were voted in the affirmative and 4,873,025 shares were voted in the negative, representing 99.93% and 0.07%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.7   appointment of Mr. Shan Qunying as the Company's director.

            9,314,377,619 shares were voted in the affirmative and 4,873,025 shares were voted in the negative, representing 99.82% and 0.18%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.8   appointment of Mr. Yang Shengming as the Company's director.

            9,325,137,619 shares were voted in the affirmative and 4,873,025 shares were voted in the negative, representing 99.93% and 0.07%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.9   appointment of Mr. Xu Zujian as the Company's director.

            9,325,137,619 shares were voted in the affirmative and 4,873,025 shares were voted in the negative, representing 99.93% and 0.07%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.10  appointment of Mr. Liu Shuyuan as the Company's director.

            9,325,121,619 shares were voted in the affirmative and 4,889,025 shares were voted in the negative, representing 99.93% and 0.07%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.11 appointment of Mr. Qian Zhongwei as the Company's independent director.

            9,325,121,619 shares were voted in the affirmative and 4,673,025 shares were voted in the negative, representing 99.94% and 0.06%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.12 appointment of Mr. Xia Donglin as the Company's independent director.

            9,325,137,619 shares were voted in the affirmative and 4,873,025 shares were voted in the negative, representing 99.93% and 0.07%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.13  appointment of Mr. Liu Jipeng as the Company's independent director.

            9,325,337,619 shares were voted in the affirmative and 4,673,025 shares were voted in the negative, representing 99.94% and 0.06%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.14  appointment of Mr. Wu Yusheng as the Company's independent director.

            9,325,337,619 shares were voted in the affirmative and 4,673,025 shares were voted in the negative, representing 99.94% and 0.06%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      6.15  appointment of Mr. Yu Ning as the Company's independent director.

            9,325,337,619 shares were voted in the affirmative and 4,673,025 shares were voted in the negative, representing 99.94% and 0.06%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

7. Proposal regarding the change of session of Supervisory Committee:-

      7.1 appointment of Mr. Ye Daji as the Company's supervisor.

            9,326,504,219 shares were voted in the affirmative and 4,761,025 shares were voted in the negative, representing 99.95% and 0.05%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      7.2   appointment of Mr. Shen Weibing as the Company's supervisor.

            9,326,416,219 shares were voted in the affirmative and 4,849,025 shares were voted in the negative, representing 99.95% and 0.05%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      7.3   appointment of Mr. Shen Zongmin as the Company's supervisor.

            9,326,464,219 shares were voted in the affirmative and 4,801,025 shares were voted in the negative, representing 99.95% and 0.05%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

      7.4   appointment of Ms. Yu Ying as the Company's supervisor.

            9,326,476,219 shares were voted in the affirmative and 4,801,025 shares were voted in the negative, representing 99.95% and 0.05%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

Special Resolution

8. The proposed amendments to the Articles of Association.

      9,331,057,884 shares were voted in the affirmative and 197,360 shares were voted in the negative, representing 99.998% and 0.002%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

Resolution Proposed by Shareholders - Special Resolution

9. That (i) an approval to be given to the Company to issue a short-term debenture of an principal amount up to RMB5 billion within 12 months from the date on which shareholders' approval is obtained; (ii) an unconditional general mandate to be given to the Company's board of directors or any two or more directors to determine the terms and conditions and any relevant matters in relation to the issue of short-term debenture in accordance with the need of the Company and the market conditions, including the final principal amount of the short-term debenture to be issued within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

      9,122,448,393 shares were voted in the affirmative and 201,204,851 shares were voted in the negative, representing 97.76% and 2.24%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

                                                          By Order of the Board
                                                               Li Xiaopeng
                                                                Chairman

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As at the date of this announcement, the directors of the Company are:


Li Xiaopeng (Executive director)                           Qian Zhongwei (Independent non-executive director)
Huang Yongda (Executive director)                          Xia Donglin (Independent non-executive director)
Wang Xiaosong (Non-executive director)                     Liu Jipeng (Independent non-executive director)
Na Xizhi (Non-executive director)                          Wu Yusheng (Independent non-executive director)
Huang Long (Executive director)                            Yu Ning (Independent non-executive director)
Wu Dawei (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
12th May 2005